SIERRA CAPITAL INVESTMENTS, L.P.
555 E. Lancaster Avenue, Suite 520
Radnor, PA 19087

January 29, 2018

Mr. Robert J. Rosenthal
Chairman of the Board of Directors
Safeguard Scientifics, Inc.
170 North Radnor-Chester Road, Suite 200
Radnor, PA 19087

Dear Bob,

We are writing to you on behalf of Sierra Capital Investments, L.P. ("Sierra" or "we"), an entity owned by Maplewood Partners, LLC and Horton Capital Partners, LLC. As you know, we have been following Safeguard Scientifics, Inc. ("SFE," "Safeguard," or the "Company") quite closely for many years and currently own approximately 5.1% of the outstanding common stock of the Company, making us one of the Company's largest shareholders. We appreciate the constructive dialogue we have had with you thus far regarding the changes that we believe are necessary to drive shareholder value creation at the Company, including those outlined in our private letter to you, dated November 3, 2017 (the "November Private Letter") and in our subsequent conversations and correspondences. However, based on the actions taken by the Company to date, including the strategic changes announced in the Company's press release, dated January 17, 2018 (the "January 17 Press Release"), we thought it would be helpful to reiterate our views on the additional steps required to create value for the benefit of all Safeguard shareholders.

By way of brief background, we initially purchased shares of the Company because we believed that the stock was significantly undervalued and there were opportunities within the control of management and the Company's Board of Directors (the "Board") to substantially improve value for shareholders. As we outlined to you in the November Private Letter and in our subsequent dialogue, we believe significant changes are required at the Company to drive shareholder value.   Specifically, these changes include: (a) revising the Company's flawed business strategy and creating a strategic review committee of the Board to evaluate all options for the Company; (b) strengthening and rejuvenating the Company's long-tenured and underperforming Board; (c) restoring the credibility of the Company's management; (d) significantly reducing operating expenses; and (e) clearly communicating these changes and providing transparency to Safeguard shareholders.

We are encouraged by the recently announced changes to the Company's business strategy and operations as disclosed in the January 17 Press Release. We also appreciate the collaborative and constructive dialogue that we have had around these issues and would very much like for it to continue. As outlined in our recent telephone conversation with you on January 18, 2018, we believe that while these necessary changes are a good start to creating shareholder value, they do not go far enough to address the magnitude of the issues at Safeguard.

In particular, the people tasked with implementing these recently announced changes are the same people who adopted and attempted to execute the Company's historically problematic business strategy. Moreover, they stood idly by while significant value was destroyed at the expense of Safeguard shareholders yet the Board and management continued to be handsomely rewarded in the amount of $64 million in compensation (including $44 million in cash) over the past ten years.

Where have all the Proceeds Gone? Not to Shareholders!



$885M Realized Proceeds since 2006

Source: Safeguard's January 2018 Fact Sheet

$222M
Market Cap
As of 1/17/18

Zero returns to shareholders
($69 million decline in market cap)

While the changes announced in the January 17 Press Release are a step in the right direction, they fall short of the changes required to maximize value for shareholders. We continue to believe that it is necessary to strengthen and rejuvenate the Company's Board, restore the credibility of its leadership team, further reduce operating expenses and provide more transparency to shareholders. We recognize that, based on our conversations, this is a process and more changes may be contemplated. Furthermore, we appreciate the opportunity to work constructively with you on further changes, including with respect to Board composition changes, and your invitation to us to submit a list of potential candidates for Safeguard's Board (which we have done).

Strengthening Safeguard's Board of Directors - Good corporate governance dictates that Board refreshment should always be considered to ensure that members remain current, engaged, diverse and dynamic, while balancing the benefits that comes with familiarity, continuity and experience. Importantly, Board refreshment is necessary to foster the sharing of new perspectives in the boardroom and the generation of new ideas and business strategies. With long tenures (10-14 years), poor track records (see table below), a collective ownership of less than 1% of SFE stock and compensation 50% above the average ($12 million over 10 years) - the Board is in desperate need of change.

Select Members of Management & Board of Directors

Name	Title	Annual Compensation	Ownership (% of CSO)	Approx. Tenure (Years)	SFE Price on Date Joined	SFE TSR During Tenure	Peers TSR During Tenure	Difference
Zarrilli, Stephen	President & CEO, Director (2012-Present); CFO and Chief Administrative Office (2006-2012)	$2,387,339	0.7%	11	$13.80	-21.4%	88.1%	-109.5%
McGroarty, Jeffrey	CFO (2012-Present); VP of Finance & Corporate Controller (2005-2012)	$756,779	0.2%	12	$14.04	-22.7%	68.1%	-90.8%
Sisko, Brian	COO (2014-Present); SVP & General Counsel (2007-2014)	$1,148,747	0.5%	10	$12.54	-13.5%	93.0%	-106.5%
Rosenthal, Robert	Chairman (2016-Present); Independent Director (since 2007)	$164,447	0.0%	10	$13.80	-21.4%	82.2%	-103.6%
Dobson, Julie	Independent Director (since 2003)	$147,039	0.1%	14	$10.50	3.3%	256.6%	-253.3%
MacKenzie, George	Independent Director (since 2003)	$150,175	0.1%	14	$10.50	3.3%	256.6%	-253.3%
Roberts, John	Independent Director (since 2003)	$157,557	0.0%	14	$10.50	3.3%	256.6%	-253.3%
Fisher, Stephen	Independent Director (since 2014)	$150,781	0.0%	3	$18.09	-40.0%	25.5%	-65.5%
Morrison, Maureen	Independent Director (since 2017)	$150,000	0.0%	Appointed 10/27/17	$14.05	-22.8%	N/A	N/A
	Total	**$5,212,864**	**1.6%**					

Note:s Stock ownership excludes options. Compensation per 2016 Proxy except Maureen Morrison. TSR calculated through 1/17/2018.

Aside from yourself, there is a complete dearth of investment management experience on the Board that is overseeing an investment management company. Considering the importance of evaluating strategic options, the timing of exits, valuation, markets and financing, it is essential that the Board add new members with experience in these areas as soon as possible, replacing redundant skill sets with those crucially needed. In addition, we view a seven-member Board that lacks critical skill sets as an unnecessary waste of shareholder capital when a nimble, five-member Board possessing the right array of experience and expertise could be more effective while also reducing costs during this process.

Per your request, we have provided a list of highly-qualified candidates to potentially serve on Safeguard's Board, who have extensive experience in the Investment Management (IM), Private Equity (PE) and Venture Capital (VC) industries. As we have reiterated to you, we believe the addition of at least two new members with IM/PE/VC experience is immediately required on the Board. We believe the candidates we have recommended bring the experience and skills set currently lacking on the Board and would be instrumental in helping the Company evaluate strategic alternatives. Consistent with our good faith engagement thus far, we expect their candidacies to be given serious and due consideration and for the Board to continue to consult with Sierra and other large shareholders as it evaluates Board refreshment.

Restoring Credibility - Based on their long track record of shareholder value destruction, the current senior leadership team should not be entrusted to chart a new course for the Company, let alone be handsomely rewarded for doing so. With no timeframe or details given as to the execution of the newly announced strategy in the January 17 Press Release, Safeguard is effectively asking its shareholders to trust the same leadership that developed and failed to execute on a flawed strategy to deliver on a long-standing promise of driving shareholder value. Why should we do so? Looking at the current leadership team's track record over the past five and ten years, the scoreboard reads:



How can shareholders entrust the same leaders to now turn things around and only after facing shareholder pressure? We cannot. In fact, in our opinion, lack of management credibility is a crucial reason why the share price continues to trade at such a large discount to the Company's Net Asset Value ("NAV"). We strongly believe a new leadership team is necessary to execute the new strategy and restore credibility with Safeguard's long-suffering shareholders.

Further Reducing Operating Expenses and Realign Incentives - The Company announced in the January 17 Press Release that "it is implementing an immediate initiative to generate annual cost savings of between $5 - $6 million, which reflect changes in the Company's personnel and operating cost requirements under the new strategy. Corporate expenses, excluding interest, depreciation and stock-based compensation were approximately $16 million in 2017." Safeguard further stated that "we also expect to realize additional savings over time as assets are monetized and resource needs are further decreased." While we commend the Company for commencing this long overdue initiative at shareholders' urging, we do not believe it goes far enough.

The Company has historically spent approximately $20 million per year in operating expenses ("OpEx")[1], a large component of which is compensation to the leadership team and the Board. The Company's OpEx equates to approximately 8.5% of reported assets, more than 2x the average business development company ("BDC") or closed-end fund. The January 17 Press Release announced reductions that amount to 30-38% of OpEx. Accordingly, we believe there is room to make further reductions, especially when (1) the annual compensation of senior management is approximately $4.3 million, or 20-25% of total OpEx, and (2) the Board awarded the top three executives bonuses worth 100% of base salaries when shareholders lost more than 30% over 2015 and 2016. We find this to be unconscionable and a clear misalignment of interests with Safeguard shareholders.

According to the Company, almost $900 million of exit proceeds have been produced since 2006, yet SFE has lost $69 million in market capitalization over that time. During the same period, management and the Board have received $64 million in total compensation (including $44 million in cash), so while Safeguard has struggled to produce shareholder returns, the Company has excelled at spending shareholder (our!) money. Given historical performance, it is important that the Board tie a significant portion of incentive compensation (*e.g.*, 50%) to total shareholder returns.

Improving Transparency - Safeguard trades at such a large discount to NAV partly because it is opaque, hard to value, and its leaders lack credibility. The Company does not publish its NAV (or true IRR) and therefore requires investors to do more homework to understand the shares (that trade in an illiquid market). The only clue on intrinsic value was hidden in the covenants of Safeguard's recent debt financing (valuing the portfolio at a minimum of $350 million).

The January 17 Press Release provided little in the way of details as to how the revised strategy will be implemented (*e.g.*, How will the company focus on maximizing monetizations? When and how will the net proceeds be distributed to shareholders? Who will be responsible for follow-on investment or exit decisions?). We understand that, as a minority investor, SFE is not always in control of timing, but its lack of exits is concerning given that the CEO has indicated it is the Company's highest priority. Looming uses of cash over the next few quarters, including the upcoming maturity in May 2018 of $41 million of the Company's outstanding convertible bonds, could make SFE a forced seller and potentially destroy value for shareholders. In our opinion, the Board (including the new experienced members to be added) should establish a formal committee and hire a reputable financial advisor to evaluate all strategic alternatives. A formal process should create competitive tension with multiple parties bidding to obtain the best value, closing the discount to NAV in short order and creating significant value for shareholders. Proactive steps need to be taken immediately by the Board to address these concerns and avoid making shareholders pay for prior mistakes. It is therefore vital that the Board refreshment process continue without undue delay to ensure the immediate appointment of highly-qualified directors to help guide the Company at this critical juncture.

****

The CEO of Safeguard stated in his letter to shareholders, dated May 24, 2017, that "over the course of the Company's 64-year history, Safeguard has always embraced change and innovation." Now is the time for the Company to finally uphold this declaration by fully enacting the changes that we have suggested to create shareholder value!

We hope the above is helpful in providing you and the Board with a large shareholder's continuing perspective on the Company and its views on the changes announced in the January 17 Press Release. We appreciate the constructive dialogue we have had with you thus far and hope to continue this discussion with you on a collaborative basis. You have proven in the past to be a man of your word and one who places a high priority on creating value for Safeguard's shareholders. We look forward to your prompt response and as always, remain ready, willing and able to meet at your convenience. Despite our strong desire to work constructively with you to enact the changes that we believe are necessary at Safeguard, we nonetheless must reserve our rights to take any action that we deem necessary to ensure the interests of

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[1] Stock based compensation is included in Operating Expense as per GAAP and good corporate governance policies, especially in this case when the stock grants are being made at prices below the Net Asset Value per share.

Safeguard shareholders remain paramount. Please contact us with any questions or comments with all due speed. The shareholder-suffering clock is ticking.

Thank you and best regards,

Sierra Capital Investments, L.P.

Darren C. Wallis



Signature of Authorized Person of
Maplewood Global Partners LLC,
General Partner of Sierra Capital
Investments LP

Joseph M. Manko, Jr



Signature of Authorized Person of
Horton Capital Partners LLC,
General Partner of Sierra Capital
Investments LP